September 11, 2018

Jeffrey L. Taylor
Senior Vice President and Chief Financial Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, Indiana 47905

       Re: Wabash National Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-10883

Dear Mr. Taylor:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Note 13: Segments, page 85

1. You disclose the new reporting segment "Final Mile Products" implemented during the fourth quarter of 2017 included other truck body activities previously reported in the
      Commercial Trailer Products segment. However, it does not appear the corresponding information for comparable prior annual periods in the Form 10-K and interim periods reported in 2018 Form 10-Q's have been restated to reflect the new composition of your reportable segments in accordance with ASC 280-10-50-34. Please revise as appropriate.
 Jeffrey L. Taylor
Wabash National Corporation
September 11, 2018
Page 2
Form 10-Q for the interim period ended June 30, 2018

Note 2: Revenue Recognition, page 7

2. You disclose you manufacture specialty trailers, customized vans, platform trailers, other transportation related equipment and products to customer specifications. Please provide us with your analysis regarding how you considered whether revenue from these products should be recognized over time. Refer to ASC 606-10-25-27 for guidance.
3. We note your disclosure that for certain performance obligations satisfied over time revenue is recognized based on the measurement of actual total cost incurred to the total estimated costs for each project. Please tell us, and revise to clarify, which specific performance obligations you are referring to.
4. We note in Note 2(d) in your Form 10-K for the year ended December 31, 2017 that as part of your used trailer trade commitments you provide residual value guarantees. Please tell us your consideration of ASC 606-10-55-66 through 78 in your treatment of these arrangements.
5. It appears from your disclosures that revenue is recognized both over time and at a point in time. Please tell us your consideration of disaggregating revenue on this basis pursuant to ASC 606-10-50 -5.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameJeffrey L. Taylor                           Sincerely,
Comapany NameWabash National Corporation
                                                              Division of
Corporation Finance
September 11, 2018 Page 2                                     Office of
Transportation and Leisure
FirstName LastName